SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 AMENDMENT NO. 8
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Frisch's Restaurants, Inc.
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                                (NAME OF ISSUER)



                      Common Stock, no par value per share
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                         (TITLE OF CLASS OF SECURITIES)



                                    358748101
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                                 (CUSIP NUMBER)


                              Gary P. Kreider, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                               September 30, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

 CUSIP NO. 358748101                 13D                       PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mr. Jerry L. Ruyan -- ###-##-####

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           PF
------- ------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

       NUMBER OF                     -0-
        SHARES         ---------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                      435,698
       REPORTING       ---------------------------------------------------------
      PERSON WITH       9      SOLE DISPOSITIVE POWER

                                   363,109
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      -0-
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               435,698
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.3%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 358748101                   13D                PAGE  3  OF  4 PAGES
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Barry S. Nussbaum -- ###-##-####
------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                      (b)  [ ]

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           PF
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

       NUMBER OF                     -0-
        SHARES         ---------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                      435,698
       REPORTING       ---------------------------------------------------------
      PERSON WITH       9      SOLE DISPOSITIVE POWER

                                    72,589
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               435,698
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.3%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 8 to Schedule 13D is filed solely to amend Item 4.

ITEM 4.    PURPOSE OF TRANSACTION.

           Messrs. Ruyan and Nussbaum and the other directors of Frisch's will present to the shareholders a proposal to increase the size of the Board of Directors from eight to nine with the additional director to be added to the class of directors to be elected for a two year term at the 1997 Annual Shareholders' Meeting. Accordingly, the Board of Directors, on September 30, 1997, nominated for re-election the four current members of the Board whose terms would expire at the 1997 Annual Meeting plus Christopher B. Hewett as a new ninth director. Mr. Hewett is Chairman and Chief Executive Officer of Meritage Hospitality Group Inc. and Mr. Ruyan is a director of that corporation. Messrs. Ruyan and Nussbaum intend to vote all of their shares in favor of the proposal to increase the size of the Board and equally in favor of the five nominees.


                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Dated:  October 3, 1997                     *
                                             -----------------------------------
                                             Jerry L. Ruyan



                                             *
                                              ----------------------------------
                                              Barry S. Nussbaum



                                             *By:
                                              ----------------------------------
                                              Gary P. Kreider
                                              Attorney-in-Fact